December 14, 2011

Via Edgar

John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F St. N.E.
Washington, D.C.  20549

Re:      NIKE, Inc.
      Form 10-K for Fiscal Year ended May 31, 2011
Form 10-Q for Fiscal Quarter ended August 31, 2011
Response dated November 21, 2011
File No. 1-10635

Dear Mr. Hartz:

We are responding to the supplemental comments contained in the Staff’s letter, dated December 2, 2011, in connection with our November 21, 2011 response to the Staff’s correspondence dated October 21, 2011.

As discussed with the Staff, we acknowledge that segment analysis is usually necessary to enable a reader to understand consolidated results.  In future filings, we will quantify the impact of factors that contribute to material fluctuations in our segment revenues and segment earnings before interest and taxes where such disclosure is material to our consolidated results or appropriate to aid an investor’s understanding of our segment business.

We also acknowledge that the significant components of our results of operations, including those that may not be allocated to segments in determining segmental profit or loss, should be discussed in the Corporate section of MD&A.  We have historically discussed the significant drivers of the change in Corporate expense, and in future filings, we will also quantify these drivers to the extent they are material to our consolidated results or appropriate to aid an investor’s understanding of our business.

We acknowledge that:

(i)     the company is responsible for the adequacy and accuracy of the disclosure in the filing,
(ii)    staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and
(iii)   we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                   Very truly yours,

                                       /s/ Donald W. Blair

                   Donald W. Blair
                   Vice President and Chief Financial Officer